Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Camerry New Material Tech Limited	British Virgin Islands

Camerry New Material Tech Limited	Hong Kong

Jiamei New Material Tech (Fujian) Co., Ltd.	PRC

Fujian Jiayi Chemical Fiber Co., Ltd.	PRC